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                               July 23, 2020

       Yongdong Peng
       Chief Executive Officer
       KE Holdings Inc.
       Building Fudao, No.11 Kaituo Road, Haidian District
       Beijing 100085
       People's Republic of China

                                                        Re: KE Holdings Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted July 10,
2020
                                                            CIK No. 0001809587

       Dear Mr. Peng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted July 10, 2020

       Management
       Baihui Partnership, page 200

   1. We note your new disclosure regarding the Baihui Partnership and its role in the development and
operation of your business. Please update your Regulation section to specifically address
the role of the Bahui Partnership. Please confirm whether the interests of the Baihui
Partnership are required to be disclosed or approved under PRC law, and the extent, if
any, that the role it serves affects your PRC opinion. Please also clarify the extent of
the interests held by Mr. Zuo Hui and Mr. Shan Yigang in the partnership.
 Yongdong Peng
KE Holdings Inc.
July 23, 2020
Page 2
Principal and Selling Shareholders, page 210

2. We note that Section 1.01 of exhibit 3.3 appears to indicate that SVF II Shell Subco
      (Singapore) Pte. Ltd. is controlled by Softbank Group. Please disclose Softbank's beneficial ownership in the securities held by SVF or advise. Refer to
Part I, Item 7(A) of
      Form 20-F.
        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Erin E. Martin at 202-551-3391 with any other questions.



                                                           Sincerely,
FirstName LastNameYongdong Peng
                                                           Division of
Corporation Finance
Comapany NameKE Holdings Inc.
                                                           Office of Real
Estate & Construction
July 23, 2020 Page 2
cc:       Z. Julie Gao
FirstName LastName